Orion Office REIT Inc.

2325 E. Camelback Road, Suite 850

Phoenix, AZ 85016

November 9, 2022

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Nana McLean

Re:	Acceleration Request of Orion Office REIT Inc.

Registration Statement on Form S-3 (File No. 333-268123)

CIK No. 0001873923

Dear Ms. McLean:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Orion Office REIT Inc., a Maryland corporation, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on November 14, 2022, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning Sam Kardon at (212) 309-1189.

Thank you for your attention to this matter.

Very truly yours,

ORION OFFICE REIT INC.

By:	/s/ Gavin B. Brandon
Gavin B. Brandon
Chief Financial Officer, Executive Vice President and Treasurer